**EXHIBIT 32**

## CERTIFICATION PURSUANT TO
## 18 U.S.C. SECTION 1350,
## AS ADOPTED PURSUANT TO
## SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Simon Property Group, L.P. (the ''Company'') on Form 10-Q for the period ended March 31, 2014 as filed with the Securities and Exchange Commission on the date hereof (the ''Report''), each of the undersigned certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ DAVID SIMON

David Simon
Chairman of the Board of Directors and
Chief Executive Officer of
Simon Property Group, Inc., General Partner

Date: May 7, 2014


/s/ STEPHEN E. STERRETT

Senior Executive Vice President and
Chief Financial Officer of
Simon Property Group, Inc., General Partner

Date: May 7, 2014